Exhibit 99.1

For Immediate Release

January 13, 2012

SAP Reports Best Ever Full-Year and Fourth Quarter –

Full-Year 2011 Software Revenue Increases 25% At Constant Currencies to €4 Billion

•	Record Software Revenue: Fourth Quarter 2011 Software Revenue Increases 16% to €1.74 Billion (17% at Constant Currencies); Full-Year 2011 Software Revenue Increases 22% to €3.97 Billion (25% at Constant Currencies)

•	Exceeding Revenue Guidance: Full-Year 2011 Non-IFRS Software and Software-Related Service Revenue Increases 15% (17% at Constant Currencies)

•	Exceeding Operating Profit Guidance: Full-Year 2011 Non-IFRS Operating Profit €4.71 Billion (€4.78 Billion at Constant Currencies)

•	Strong Margin Growth: Expanding Full-Year 2011 Non-IFRS Operating Margin by 1.1 Percentage Points at Constant Currencies to 33.1%

•	Exceeding Company Expectations for SAP HANA and Mobile: More Than €160 Million in Software Revenue From SAP HANA and More Than €100 Million in Software Revenue from Mobile Solutions in Full-Year 2011

WALLDORF, Germany — January 13, 2012 — After a preliminary review of its 2011 fourth quarter performance, SAP AG (NYSE: SAP) today announced its best ever full-year and fourth quarter performance.

SAP’s record performance was driven by outstanding growth in its core applications business, strong momentum for analytics and mobile solutions and accelerated growth for SAP’s breakthrough technology SAP HANA. With double-digit growth SAP outperformed the competition and gained significant market share.

SAP significantly exceeded its €100 million 2011 target for SAP HANA achieving software revenue of more than €160 million. SAP also exceeded its €100 million 2011 target for mobile solutions, which contributed more than €100 million in software revenue.

SAP Reports Preliminary Fourth Quarter 2011 Results	Page 2

FINANCIAL RESULTS IN DETAIL

All 2011 figures in this release are approximate due to the preliminary nature of the announcement.

Fourth Quarter 2011

•	IFRS software revenue was €1.74 billion (2010: €1.51 billion), an increase of 16% (17% at constant currencies).

•

IFRS software and software-related service revenue was €3.72 billion (2010: €3.27 billion), an increase of 14%. Non-IFRS software and software-related service revenue was €3.72 billion (2010: €3.31 billion), an increase of 12% (13% at constant currencies).

•	IFRS total revenue was €4.50 billion (2010: €4.06 billion), an increase of 11%. Non-IFRS total revenue was €4.50 billion (2010: €4.10 billion), an increase of 10% (10% at constant currencies).

•	IFRS operating profit was €1.67 billion (2010: €0.54 billion), an increase of 206%. Non-IFRS operating profit was €1.78 billion (2010: €1.62 billion), an increase of 10% (10% at constant currencies).

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IFRS operating margin was 37.0% (2010: 13.4%), an increase of 23.6 percentage points. Non-IFRS operating margin was 39.6% (2010: 39.6%), or 39.7% at constant currencies, an increase of 0.1 percentage points at constant currencies.

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Fourth quarter 2011 operating profit and operating margin were impacted by SAP’s continued investments in go-to-market activities intended to capture future growth opportunities, resulting in a sequential increase in headcount in sales and marketing by almost 500 full-time-equivalents (FTEs). Total headcount for the Group grew in the fourth quarter by almost 1,200 FTEs compared to the previous quarter.

Fourth quarter 2011 non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €1 million, acquisition-related charges of €115 million, profit from discontinued activities of €6 million, share-based compensation expenses of €3 million and restructuring expenses of €2 million (2010: €38 million, €99 million, expenses of €935 million, €9 million and -€2 million).

Full-Year 2011

•	IFRS software revenue was €3.97 billion (2010: €3.27 billion), an increase of 22% (25% at constant currencies).

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IFRS software and software-related service revenue was €11.32 billion (2010: €9.79 billion), an increase of 16%. Non-IFRS software and software-related service revenue was €11.35 billion (2010: €9.87 billion), an increase of 15% (17% at constant currencies). Our latest non-IFRS software and software-related service revenue guidance was the high end of the 10% – 14% range at constant currencies.

SAP Reports Preliminary Fourth Quarter 2011 Results	Page 3

•	IFRS total revenue was €14.23 billion (2010: €12.46 billion), an increase of 14%. Non-IFRS total revenue was €14.26 billion (2010: €12.54 billion), an increase of 14% (15% at constant currencies).

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IFRS operating profit was €4.88 billion (2010: €2.59 billion), an increase of 88%. Non-IFRS operating profit was €4.71 billion (2010: €4.01 billion), an increase of 18% (19% at constant currencies). Our latest non-IFRS operating profit guidance was the high end of the €4.45 – €4.65 billion range at constant currencies. Full-year IFRS profit and margin numbers were favorably impacted by the re-measurement of the TomorrowNow litigation provision while there was no such effect on SAP’s non-IFRS profit and margins.

•

IFRS operating margin was 34.3% (2010: 20.8%), an increase of 13.5 percentage points. Non-IFRS operating margin was 33.0% (2010: 32.0%), or 33.1% at constant currencies, an increase of 1.0 percentage points (1.1 percentage points at constant currencies). Our latest operating profit guidance resulted in an expected non-IFRS operating margin increase in a range of 0.5 – 1.0 percentage points at constant currencies.

Full-year 2011 non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €27 million, acquisition-related charges of €448 million, profit from discontinued activities of €717 million, share-based compensation expenses of €69 million and restructuring expenses of €4 million (2010: €74 million, €304 million, expenses of €983 million, €58 million and -€3 million).

SAP will provide further details of its fourth quarter and full-year 2011 results as well as its outlook for the full-year 2012 on January 25th.

END OF AD-HOC

Additional Information

Full-year 2011 revenue, profit and cash flow figures include the revenue, profits and cash flows from Sybase. For the prior-year periods those numbers were only included since the acquisition (July 26, 2010).

For a more detailed description of the non-IFRS adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/investor).

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 176,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP Reports Preliminary Fourth Quarter 2011 Results	Page 4

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